Exhibit 23.2

KPMG

KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Nautilus, Inc.:

We consent to the use of our reports dated February 26, 2021, with respect to the consolidated balance sheets of Nautilus, Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated by reference herein and to the reference to our firm under the heading "Experts" in the prospectus.

KPMG LLP

Portland, Oregon
October 20, 2021